August 18, 2025

Eldar Cegla
Chief Financial Officer
Innoviz Technologies Ltd.
Innoviz Technologies Campus,
5 Uri Ariav St., Bldg. C, Nitzba 300
Rosh HaAin, Israel

        Re: Innoviz Technologies Ltd.
            Registration Statement on Form F-3
            Filed August 13, 2025
            File No. 333-289554
Dear Eldar Cegla:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ryan J. Lynch